Mail Stop 4561

March 30, 2007

Mr. Richard M. Adams
Chairman of the Board,
Director, and Chief Executive Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

   Re: United Bankshares, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Adams:

  We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Where indicated, we think you should revise your document in response to the comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note A – Summary of Significant Accounting Policies, page 49

Derivative Financial Instruments, page 52

1. Please address the following regarding your accounting policy for derivative financial instruments on page 52:

   - Please tell us in detail for each of your hedges and revise your future filings to more clearly disclose the method(s) you use to prospectively and retrospectively assess effectiveness for both fair value and cash flow hedges. Please provide us with your proposed disclosures.

   - To the extent you are relying on paragraph 65 or paragraph 68 of SFAS 133, tell us specifically how you determined that the hedges meet each of the criteria in that guidance.

   - For your fair value hedges of commercial loans, please tell us whether you are hedging individual loans or portfolios of loans.

Note D – Investment Securities, page 57

2. On page 58 you disclose that management does not believe any individual security with an unrealized loss at December 31, 2006 is other than temporarily impaired and management has the ability to hold these securities until recovery of the value or the securities mature. Please confirm in your response letter and revise future filings to specifically confirm management's intent to hold the securities to recovery or maturity. Refer to SAB Topic 5:M, which requires consideration of both management's ability and intent. If you are unable to make this assertion, please revise your financial statements accordingly to comply with that guidance by recording the necessary impairments.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief